UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 30, 2019
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes               No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes               No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes               No X
Enclosure: Press release:
DEALING IN SECURITIES BY THE COMPANY SECRETARY OF
ANGLOGOLD ASHANTI LIMITED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 JSE share code: ANG
CUSIP: 035128206 NYSE share code: AU
("AngloGold Ashanti"or the Company")

30 August 2019
NEWS RELEASE
DEALING IN SECURITIES BY THE COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED
In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that the Company Secretary has dealt in securities of the Company, after having received clearance to do so in terms of JSE Listings
Requirement 3.66.

Details of the transactions are provided below:
Name of executive
Maria Sanz Perez
Name of company
AngloGold Ashanti Limited
Date of transaction
29 August 2019
Nature of transaction
On-market sale of shares
Class of security
Ordinary Shares
Number of shares sold
67,902
Average price per share
R352.9600
Lowest price per share
R352.9240
Highest price per share
R353.0061
Value of transaction (excluding fees)
R23,966,976.9000
Nature and extent of interest
Direct, Beneficial
Prior clearance to deal
Obtained

ENDS

Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

Contacts
Media
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 637 6763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                           AngloGold Ashanti Limited
Date: August 30, 2019
By: /s/ M E SANZ PEREZ
Name:
M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance